[DSK/JSK letterhead]

September 4, 2007

VIA FACSIMILE AND U.S. MAIL

Peggy Fisher, Assistant Director
U.S. Securities and Exchange Commission
Mail Stop 6010
Washington, DC 20549

Re: Xcorporeal, Inc.
Preliminary Schedule 14C
Filed August 10, 2007
Amendment No. 1 to Preliminary Schedule 14C
Filed August 23, 2007
Amendment No. 2 to Preliminary Schedule 14C
Filed August 23, 2007
File No. 001-31608

Dear Ms. Fisher:

We are counsel for Xcorporeal, Inc. (the "Company") and are responding to your letter of August 28, 2007, regarding the above-referenced Preliminary Schedule 14C and amendments. Amendment No. 3 to Schedule 14C is filed herewith.

Comment No. 1

Please register on Form S-4 the securities to be issued in connection with this transaction. Please note that, absent an available exemption from the registration requirements of the Securities Act of 1933, the shares must be registered and all the disclosure required by the form provided, even though the parties are not soliciting proxies. We may have further comments upon the filing of the registration statement.

RESPONSE

A registration statement on Form S-4 for CT Holdings Enterprises, Inc. is being filed concurrently with Amendment No. 3 to Schedule 14C for Xcorporeal, Inc. Except for items peculiar to a Form S-4 registration statement, the information statement and prospectus contained in the registration statement is identical to the information statement contained in Amendment No. 3 to Schedule 14C. An additional copy of Amendment No. 3 to Schedule 14 C has been marked to show changes from Amendment No. 2 to Schedule 14C.

Peggy Fisher, Assistant Director
September 4, 2007

Comment No. 2

We note that Xcorporeal shareholders are entitled to dissenters rights of appraisal. Please expand your disclosure to provide enough information for Xcorporeal shareholders to make intelligent decisions whether or not the exercise those rights. For example, describe the value of the consideration to be received by Xcorporeal shareholders and how that value was determined. We note that neither board obtained a fairness opinion. Explain in more detail how the board determined this transaction is fair.

RESPONSE

Revisions have been made to the cover page to address the comment.

Comment No. 3

Clarify whether or not CTHE shareholders are also entitled to rights of appraisal.

RESPONSE

The cover page to the information statement and prospectus has been revised to grant appraisal right to the stockholders of CT Holdings Enterprises, Inc. in addition to the stockholders of Xcorporeal, Inc. Conforming revisions have been made throughout the information statement and prospectus, including revisions on page 30 where Dissenters' Appraisal Rights are discussed in detail.

Comment No. 4

It appears that the reason for the merger is to be able to establish trading of Xcorporeal shares on the OTCBB. Explain why Xcorporeal is choosing to merge with a shell rather than applying for listing of its securities on the OTCBB.

RESPONSE

The reasons Xcorporeal elected to merge with a shell are explained on pages 24 and 25 of the information statement.

Comment No. 5

You disclose that the merger well be accounted for as a recapitalization of Xcorporeal and that CTHE is a public shell company. The transaction you describe is not a business combination. Accordingly, please delete the pro forma financial statements. Please revise the disclosure to explain why pro forma data is not presented and clarify how the transaction will impact the historical financial statements of Xcorporeal.

Peggy Fisher, Assistant Director
September 4, 2007

RESPONSE

Pro forma financial information has been deleted from page 12 and an explanation added as to why pro forma financial information is not included.

Comment No. 6

In a reverse acquisition between an operating company and a public shell accounted for as a recapitalization for the operating company, the costs of the transaction are normally expensed to the extent those costs exceed cash received from the public shell company. Please tell us and disclose how you intend to account for the merger costs and the signing bonus totaling $475,000. Also explain why that proposed treatment is appropriate.

RESPONSE

Revisions have been made on page 12 to indicate that merger expenses will be expensed.

On behalf of Xcorporeal, Inc. we hereby acknowledge that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

Please do not hesitate to contact me at 424.202.6050 if you have any questions or need anything further.

Sincerely,

John C. Kirkland